UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 17, 2021

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk announces supply challenges for Wegovy® in the US

Bagsværd, Denmark, 17 December 2021 – Novo Nordisk today announced that a contract manufacturer filling syringes for Wegovy® pens for the US market has temporarily stopped deliveries and manufacturing following issues with Good Manufacturing Practices.

As a consequence, Novo Nordisk does not expect to be able to meet demand in the US in the first half of 2022 and few new patients are expected to be able to initiate treatment. The priority for Novo Nordisk is patients who have already initiated treatment with Wegovy®. Novo Nordisk currently expects to be able to meet demand in the US in the second half of 2022.

The supply challenges will not impact the previously communicated financial outlook for 2021. Novo Nordisk will provide the financial outlook for 2022 in connection with the announcement of the full-year 2021 results on 2 February 2022.

Conference call

On 20 December at 8.30 am CET, corresponding to 2.30 am EST, a conference call for investors will be held where members of management will elaborate on the issue. Investors will be able to listen in via a link on the investor section of novonordisk.com

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 80 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 17, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer